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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

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                               LaBranche & Co Inc.
                            (Name of Subject Company)

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                               LaBranche & Co Inc.
                        (Name of Filing Person -- Issuer)

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               Series A Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

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                                   505447 20 1
                      (CUSIP Number of Class of Securities)

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                            George M.L. LaBranche, IV
                               LaBranche & Co Inc.
                               One Exchange Plaza
                            New York, New York 10006
                                 (212) 425-1144
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Offeror)

                                   ----------

                                   Copies to:
                                Jeffrey M. Marks
                                Steven I. Suzzan
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                                   ----------

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         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.

         [x]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]



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         This Amendment No. 3 to Schedule TO further amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on January 6, 2003, as amended by Amendment No. 1 thereto, filed on January 21, 2003 and as further amended by Amendment No. 2 thereto, filed on January 24, 2003. The Schedule TO relates to the offer by LaBranche to purchase up to 30,000 of the outstanding shares of its Series A preferred stock (the "Shares"), at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Revised Offer to Purchase dated January 21, 2003 (the "Offer to Purchase"), as amended herein, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 3 is the final amendment to the Schedule TO.

         The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase in response to the Items in the Schedule, is hereby amended and supplemented as follows:

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

         The Offer expired at 5:00 p.m., New York City time, on February 4, 2003 (the "Expiration Date"). A total of 24,650.093 Shares were validly tendered and not withdrawn, representing approximately 38.61% of the outstanding Shares. LaBranche accepted for payment all of the Shares validly tendered and not withdrawn prior to the Expiration Date, at a purchase price of $1,000.00 per share plus accrued and unpaid dividends up to, but not including, the payment date, for a total purchase price of $24,841,815.96.

ITEM 12. EXHIBITS.

The following Exhibits are filed herewith:

         (a)(1)(A)         Revised Offer to Purchase dated January 21, 2003.*

         (a)(1)(B)         Letter of Transmittal.*

         (a)(1)(C)         Notice of Guaranteed Delivery.*

         (a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

         (a)(1)(E) LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission
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                           on March 15, 2002, as amended by LaBranche's Annual
                           Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

         (a)(1)(F) Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003 and incorporated herein by reference.

         (a)(2)            None.

         (a)(3)            None.

         (a)(4)            None.

         (a)(5)            None.

         (b)               None.

         (c)               None.

         (d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

         (d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert
                           M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

         (d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

         (g)               None.

         (h)               None.
--------------------------
*  previously filed.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           LaBRANCHE & CO INC.


                                           By: /S/ GEORGE M.L. LABRANCHE, IV
                                              ------------------------------
                                               George M.L. LaBranche, IV
                                               Chairman, President and
                                                        Chief Executive Officer


Dated: February 6, 2003



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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------


(a)(1)(A)                  Revised Offer to Purchase dated January 21, 2003.*

(a)(1)(B)                  Letter of Transmittal.*

(a)(1)(C)                  Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *

(a)(1)(E) LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, as amended by LaBranche's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002 and incorporated herein by reference.

(a)(1)(F) Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003 and incorporated herein by reference.

(a)(2)                     None.

(a)(3)                     None.

(a)(4)                     None.

(a)(5)                     None.

(b)                        None.

(c)                        None.

(d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert
                           M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)


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(d)(3)                     RPM Stockholders Agreement dated as of March 15, 2001
                           by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22,
                           2001.)

(g)                        None.

(h)                        None.
---------------------------
*  previously filed.